SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated August 28, 2006, entitled “Matters in respect of Settlement Agreement with TSMC.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: August 30, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated August 28, 2006, entitled “Matters in respect of Settlement Agreement with TSMC.”

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

Matters in respect of settlement agreement with TSMC

-	Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) hereby announces that it has been informed of the filing of a complaint instituting a lawsuit by Taiwan Semiconductor Manufacturing Company, Ltd. (“TSMC”) in respect of alleged breach of the settlement agreement entered into between the Company and TSMC on January 30, 2005 concerning patents and trade secret litigations between the Company and TSMC (“Settlement Agreement”). Details of the Settlement Agreement are disclosed in the Company’s announcement published on January 31, 2005.

-	This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in order to enable investors and the public to appraise the position of the group.

Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) hereby announces that it has been informed of the filing of a complaint instituting a lawsuit by Taiwan Semiconductor Manufacturing Company, Ltd. (“TSMC”) in respect of alleged breach of the settlement agreement entered into between the Company and TSMC on January 30, 2005 concerning patents and trade secret litigations between the Company and TSMC (“Settlement Agreement”). Details of the Settlement Agreement are disclosed in the Company’s announcement published on January 31, 2005.

As disclosed in the said announcement, pursuant to the Settlement Agreement, SMIC has agreed to pay TSMC US$175 million, payable in installments over six years (US$30 million in each of the first five years and US$25 million in the sixth year) (of which US$45 Million has already been paid). In addition, the two parties have agreed to cross license to each other’s patent portfolio through December 2010. The Settlement Agreement also provides for the dismissal of all pending legal actions without prejudice between the two companies in U.S. District Court, California State Superior Court, the U.S. International Trade Commission, and Taiwan District Court as well. In the Settlement Agreement, TSMC has covenanted not to sue SMIC for itemized acts of trade secret misappropriation as alleged in the complaints, although the settlement does not grant a license to use any of TSMC’s trade secrets. The patent cross license and Settlement Agreement are terminable upon a breach by SMIC, which may result in the reinstitution of the legal proceedings and acceleration of the outstanding payments under the Settlement Agreement.

Since the Settlement Agreement with TSMC in January 2005, SMIC has worked diligently to honour the agreement and has complied with its terms. SMIC is very shocked by and deeply disappointed with the actions of TSMC and believes their actions are brought in bad faith of certain people. Whilst SMIC will fight the lawsuit and defend and protect our interests, SMIC urges TSMC to act reasonably and honour the Settlement Agreement we reached.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Fang Yao as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y. C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC

August 28, 2006

*	For identification only